EX 99.28(d)(40)(vi)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and J.P. Morgan Investment Management Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and J.P. Morgan Investment Management Inc., a Delaware corporation and registered investment adviser ("Sub-Adviser").

 Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 2nd day of May, 2005, and Amended and Restated as of the 1st day of December, 2012, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph m) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

m)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		J.P. Morgan Investment Management Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Ana Brands
Name:	Mark D. Nerud	Name:	Ana Brands 9/6/16
Title:	President and CEO	Title:	Vice President